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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        (Amendment No.                 )*
                                      -----------------

                              Pathmark Stores, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    70322A101
                    ----------------------------------------
                                 (CUSIP Number)


                                December 20, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1 (b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).










Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 10 pages

CUSIP NO.      70322A101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                    Glenn J. Krevlin
         I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           United States
--------------------------------------------------------------------------------
Number of                  5.      Sole Voting Power             1,510,900
Shares                     -----------------------------------------------------
Beneficially               6.      Shared Voting Power           0
owned by                   -----------------------------------------------------
Each                       7.      Sole Dispositive Power        1,510,900
Reporting                 -----------------------------------------------------
Person With                8.      Shared Dispositive Power      0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,900


10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                [ ]

11.      Percent of Class Represented by Amount in Row (9)        5.0%

--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
         IN, HC










--------------------------------------------------------------------------------

                               Page 2 of 10 pages

CUSIP NO.      70322A101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                    Krevlin Advisors, LLC
         I.R.S. Identification Nos. of above persons
         (entities only).                               13-4153005
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware
--------------------------------------------------------------------------------
Number of                  5.      Sole Voting Power             1,174,166
Shares                     -----------------------------------------------------
Beneficially               6.      Shared Voting Power           0
owned by                   -----------------------------------------------------
Each                       7.      Sole Dispositive Power        1,174,166
Reporting                 -----------------------------------------------------
Person With                8.      Shared Dispositive Power      0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,166

10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

11.      Percent of Class Represented by Amount in Row (9)          3.9%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
         OO










--------------------------------------------------------------------------------

                               Page 3 of 10 pages

CUSIP NO.      70322A101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                GJK Capital Management, LLC
         I.R.S. Identification Nos. of above persons
         (entities only).                           13-4146739
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware
--------------------------------------------------------------------------------
Number of                  5.      Sole Voting Power             1,174,166
Shares                     -----------------------------------------------------
Beneficially               6.      Shared Voting Power           0
owned by                   -----------------------------------------------------
Each                       7.      Sole Dispositive Power        1,174,166
Reporting                 -----------------------------------------------------
Person With                8.      Shared Dispositive Power      0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,166

10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

11.      Percent of Class Represented by Amount in Row (9)         3.9%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
         OO










--------------------------------------------------------------------------------

                               Page 4 of 10 pages

CUSIP NO.      70322A101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                    Glenhill Capital LP
         I.R.S. Identification Nos. of above persons
         (entities only).                               13-4149785
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware
--------------------------------------------------------------------------------
Number of                  5.      Sole Voting Power             1,174,166
Shares                     -----------------------------------------------------
Beneficially               6.      Shared Voting Power           0
owned by                   -----------------------------------------------------
Each                       7.      Sole Dispositive Power        1,174,166
Reporting                 -----------------------------------------------------
Person With                8.      Shared Dispositive Power      0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,166

10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

11.      Percent of Class Represented by Amount in Row (9)         3.9%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
         OO










--------------------------------------------------------------------------------

                               Page 5 of 10 pages

CUSIP NO.      70322A101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.          Glenhill Overseas Management, LLC
         I.R.S. Identification Nos. of above persons
         (entities only).                     02-0625266
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware
--------------------------------------------------------------------------------
Number of                  5.      Sole Voting Power             336,734
Shares                     -----------------------------------------------------
Beneficially               6.      Shared Voting Power           0
owned by                   -----------------------------------------------------
Each                       7.      Sole Dispositive Power        336,734
Reporting                 -----------------------------------------------------
Person With                8.      Shared Dispositive Power      0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person   336,734

10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

11.      Percent of Class Represented by Amount in Row (9)         1.1%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
         OO










--------------------------------------------------------------------------------

                               Page 6 of 10 pages

CUSIP NO.      70322A101

--------------------------------------------------------------------------------
1.       Names of Reporting Persons.    Glenhill Capital Overseas Partners Ltd.
         I.R.S. Identification Nos. of above persons
         (entities only).
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Cayman Islands
--------------------------------------------------------------------------------
Number of                  5.      Sole Voting Power             336,734
Shares                     -----------------------------------------------------
Beneficially               6.      Shared Voting Power           0
owned by                   -----------------------------------------------------
Each                       7.      Sole Dispositive Power        336,734
Reporting                 -----------------------------------------------------
Person With                8.      Shared Dispositive Power      0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person  336,734

10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                 [ ]

11.      Percent of Class Represented by Amount in Row (9)         1.1%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
         CO










--------------------------------------------------------------------------------

                               Page 7 of 10 pages

ITEM 1.
(a)    The name of the issuer is Pathmark Stores, Inc. (the "Issuer").

(b) The principal executive office of the Issuer is located at 200 Milik Street, Carteret, New Jersey 07008.


ITEM 2.
(a) The names of the persons filing this statement (the "Statement") are Glenn J. Krevlin, Krevlin Advisors, LLC, a Delaware limited liability Company ("Krevlin Advisors"), GJK Capital Management, LLC, a Delaware limited liability company ("GJK"), Glenhill Overseas Management, LLC, a Deleaware limited liability company ("Glenhill Overseas"), Glenhill Capital LP, a Delaware limited partnership ("Glenhill Capital"), and Glenhill Capital Overseas Partners Ltd., a Cayman Islands exempted company ("Overseas Partners") (collectively, the "Filers").

(b) The Principal Business Office of the Filers is 650 Madison Avenue, 26th Floor, New York, New York 10022.

(c)    For citizenship information see item 4 of the cover sheet of each Filer.

(d) This Statement relates to the Common Stock, $.01 par value, of the Issuer.

(e)    The CUSIP Number of the common stock of the Issuer is 70322A101.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ""240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with "240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with "240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with "240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with "240.13d-1(b)(1)(ii)(J);


ITEM 4. OWNERSHIP.
See Items 5-9 and 11 on the cover page for each filer.


                                  ------------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see "240.13d-3(d)(1).

                               Page 8 of 10 pages

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Glenn J. Krevlin is the managing member and control person of Krevlin Advisors and Glenhill Overseas. Krevlin Advisors is the managing member of GJK and GJK is the general partner and control person of Glenhill Capital. Glenhill Overseas is the investment manager of Overseas Partners. Glenhill Capital and Overseas Partners are both private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments.

                                                          [ ]   EXHIBIT ATTACHED

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                                          [ ]   EXHIBIT ATTACHED

ITEM 10. CERTIFICATION

(a) The following certification shall be included if the statement filed pursuant to "240.13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        The following certification shall be included if the statement filed pursuant to "240.13d-1(c):

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 9 of 10 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2003


                                      /s/ GLENN J. KREVLIN
                                      ------------------------------------------
                                      Glenn J. Krevlin


                                      KREVLIN ADVISORS, LLC

                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin,  Managing Member


                                      GJK CAPITAL MANAGEMENT, LLC

                                      By: Krevlin Advisors, LLC, Managing Member

                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member


                                      GLENHILL CAPITAL LP

                                      By: GJK Capital Management, LLC,
                                          General Partner

                                      By: Krevlin Advisors, LLC, Managing Member

                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member


                                      GLENHILL OVERSEAS MANAGEMENT, LLC

                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member


                                      GLENHILL CAPITAL OVERSEAS PARTNERS LTD

                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Director


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

                               Page 10 of 10 pages